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April 6, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to an additional comment provided to Paul Caldarelli on April 5, 2007 regarding the Registrant’s response to comment no. 11 for Post-Effective Amendment No. 76 to the Registration Statement for ING Investors Trust (“Registrant”).

Comment:

The staff had originally commented that the strategy of the ING Franklin Templeton Founding Strategy Portfolio reflects that the Portfolio will make equal allocations to three specific portfolios. The Staff inquires why the adviser has chosen these three portfolios? After reviewing the Registrant’s response, the staff would like the Registrant to add to the disclosure of the Portfolio the information included in the Registrant’s original response as follows:

This new Portfolio will add an attractive fund-of-funds offering to ING’s Variable Annuity product platform. This Portfolio’s investment strategy mirrors that of Franklin’s proprietary fund, Franklin Templeton Founding Funds Allocation Fund, which has earned a 5-star Morningstar rating.

Response:	The Registrant believes that there is no requirement to include disclosure outlining why certain funds are chosen. We believe the current disclosure is adequate.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Counsel

ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP